

13002508

No Act

12/21/12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2013

Joseph A. Hall
Davis Polk & Wardwell LLP
joseph.hall@davispolk.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-12-13

Re: NYSE Euronext
Incoming letter dated December 21, 2012

Dear Mr. Hall:

This is in response to your letters dated December 21, 2012 and January 18, 2013 concerning the shareholder proposal submitted to NYX by the New York State Common Retirement Fund. We also have received letters on the proponent's behalf dated January 11, 2013 and January 30, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Michael J. Barry
Grant & Eisenhofer P.A.
mbarry@gelaw.com

February 12, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: NYSE Euronext
Incoming letter dated December 21, 2012

The proposal requests that the board prepare a report assessing the current global expectations for issuer disclosure of ESG/sustainability information and report to shareholders.

We are unable to concur in your view that NYX may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that NYX may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that NYX may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that NYX may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that NYX may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note the proposal focuses on the significant policy issue of sustainability. Accordingly, we do not believe that NYX may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

David Lin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

Grant & Eisenhofer P.A.

123 Justison Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-386-9500 • Fax: 202-386-9505

Michael J. Barry
Director
Tel: 302-622-7065
mbarry@gelaw.com

January 30, 2013

VIA EMAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: NYSE Euronext
Shareholder Proposal of the Comptroller of the State of New York

Ladies and Gentlemen:

This responds to NYSE Euronext's ("NYSE" or the "Company") January 18, 2013 letter (the "Response") to the Staff of the Division of Corporation Finance (the "Staff") concerning a shareholder proposal (the "Proposal") that the Comptroller submitted to the Company for inclusion in the proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders. The Company has failed to meet its burden of demonstrating that the Proposal is excludable and its request for no-action relief should be denied.

NYSE first incorrectly reverses the burden of proof with regard to excludability under Rule 14a-8(i)(3). The Company bears the burden of demonstrating to the Staff that a shareholder proposal is excludable under one of the specifically enumerated rules in Rule 14a-8(i). Rule 14a-8(g) clearly provides:

> *Question 7*: Who has the burden of proof of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

Nevertheless, NYSE claims in its response that the Comptroller "has not demonstrated that the Proposal is not impermissibly vague, indefinite, and subject to conflicting interpretations." Response, at 1. Rule 14a-8(1)(3) contains no exception to the generally applicable rule that the burden of proof rests with the company in seeking to exclude a shareholder proposal. For the reasons set forth at length in the Comptroller's January 11, 2013 correspondence, it is clear that the Company has not met its burden of demonstrating that the request for a report on "current global expectations" regarding sustainability disclosures is "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires..." SLB 14B, at B.4 (Sept. 15, 2004). The Proposal is clear and unambiguous in its request, and neither the Company nor its shareholders will have any difficulty understanding either how to implement the Proposal, if adopted, or what they are voting on.

NYSE also continues to misrepresent the Proposal to press its argument that it is excludable under Rule 14a-8(i)(7) because it relates to the Company's day-to-day operations. Response at 3-6. The Proposal clearly and specifically requests a report on the Company's assessment relating to the significant policy issue of sustainability disclosures. NYSE insists that the Proposal is related to its ordinary business because the "real intent" is to somehow change the Company's listing standards for publicly traded companies. This deliberately misleading description of the Proposal is not supported by its plain text. The Proposal specifically acknowledges the possibility that the Company may provide its assessment on sustainability disclosures without providing recommendations for encouraging such disclosures, and merely asks that the Company provide its reasons for declining to make recommendations if that is the case. The Proposal is clearly not excludable under Rule 14a-8(i)(7) and the Staff's applicable no-action determinations discussed in the Comptroller's January 11, 2013 correspondence.

Finally, the Company's contention that the Proposal is somehow excludable under Rule 14a-8(i)(6) is unsupported, incorrect and irrelevant. The Company's entire position on this issue relies on its deliberate misreading of the Proposal for its argument on Rule 14a-8(i)(7). This mischaracterization of the Proposal is directly contradicted by the plain language in the Proposal itself, which neither requests nor requires any changes to the Company's listing standards. Moreover, the Company has failed to cite a single no-action determination in support of its position, and thus has failed to meet its burden of proof on this issue as well. The Proposal is clearly not excludable under Rule 14a-8(i)(6) as the Company has the power and authority to implement the Proposal's request for a report on the Company's assessment of current global expectations relating to sustainability disclosures.

For the foregoing reasons, and as more fully set forth in the Comptroller's prior correspondence, the Comptroller respectfully renews its request that the Staff decline to concur in NYSE's view that it may exclude the Proposal under Rule 14a-8(i)(3), Rule 14a-8(i)(6) and Rule 14a-8(i)(7).

Please do not hesitate to contact the undersigned at 302-622-7065 should you have any questions concerning this matter or should you require any additional information.

Sincerely,



Michael J. Barry

cc: Joseph A. Hall, Esquire

New York
Menlo Park
Washington DC
São Paulo
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Joseph A. Hall

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4565 tel
212 701 5565 fax
joseph.hall@davispolk.com

January 18, 2012

Re: **NYSE Euronext**
Proposal of the Comptroller of the State of New York Pursuant to Rule 14a-8
Under the Securities Exchange Act of 1934
(Paragraphs (i)(3), (i)(6) and (i)(7) of Rule 14a-8)

Via email: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Ladies and Gentlemen:

On behalf of NYSE Euronext, a Delaware corporation (the "**Company**"), we are writing in response to the letter (the "**Proponent's Letter**," attached as Annex A) dated January 11, 2013 from Michael J. Barry, on behalf of the Comptroller of the State of New York (the "**Comptroller**") as trustee of the New York State Common Retirement Fund and administrative head of the New York State and Local Retirement System (together with the Comptroller, the "**Proponent**"). The Proponent's Letter responds to the Company's no-action request letter dated December 21, 2012 (our "**No-Action Request**," attached as Annex B) with respect to the shareholder proposal and supporting statement submitted by the Proponent on November 12, 2012 (the "**Proposal**," included on pp. 16-17 of Annex B) for inclusion in the proxy materials that the Company intends to distribute in connection with its 2013 Annual Meeting of Stockholders.

We wish to point out several instances of disagreement we have with arguments raised in the Proponent's Letter, and we renew the request made in our No-Action Request.

I. The Proponent has not demonstrated that the Proposal is not impermissibly vague, indefinite, and subject to conflicting interpretations

A. The Proponent has not explained how the phrase "current global expectations" is clear and unambiguous

The Proponent claims that the Proposal "uses terminology that has a plain meaning and has been found to not be vague and indefinite in similar shareholder proposals," referring specifically to the terms "current" and "ESG/sustainability information." (Proponent's Letter at p. 6.) The Company did not argue that "current" and "ESG/sustainability information" were ambiguous terms in isolation. Our No-Action Request explains that the Proposal is vague and therefore misleading because it fails to define the terms "current global expectations" and "ESG/sustainability information," the central elements of the Proposal's request for the Company to provide a report on "current global expectations for issuer disclosure of ESG/sustainability information." (No-Action Request at pp. 3-5.)

As the Proponent recognizes, "there is a wide variety of perspectives with regard to ESG/sustainability disclosures by publicly-traded companies. These may be held by the numerous stock exchanges around the world, as well as the issuing companies themselves, regulators, legislators, investors, and third parties such as non-government organizations that may be involved in the advancement of certain environmental and social issues." (Proponent's Letter at pp. 4-5.) The Company makes a similar argument in the No-Action Request (pp. 4-5), providing examples of how different public sources understand "sustainability" in varying and at times conflicting ways, such that without further guidance from the Proposal, it is not possible to ascertain what "current global expectations" for sustainability is supposed to mean.

While the Proponent's Letter (and the Proposal's supporting statement) reference the Company's participation in the Sustainable Stock Exchange Initiative ("**SSEI**") (Proponent's Letter at pp. 3-4), neither the Proposal nor the Proponent's Letter suggests that the SSEI provides a standard for assessing "current global expectations" that the Company is expected to follow. In any case, if the Proposal had asked the Company to use guidelines established by the SSEI, the Proposal would have been excludable for referencing third-party standards. *Ryland Group, Inc.* (Jan. 19, 2005). Therefore, the Company's participation in the SSEI is not relevant for purposes of analyzing the excludability of the Proposal under Rule 14a-8(i)(3).

B. Proposals that do not specifically reference Global Reporting Initiative guidelines may nevertheless be excluded under Rule 14a-8(i)(3) if vague and ambiguous

The Proponent is incorrect that the Proposal is non-excludable merely because it does not request a report based on Global Reporting Initiative ("**GRI**") guidelines. The Proponent cites *Abercrombie & Fitch Co.* (May 2, 2005) and *Texas Industries* (July 27, 2007), stating that the Staff will generally permit exclusion under Rule 14a-8(i)(3) when a proposal compels a company to apply GRI guidelines, but not when a proposal simply requests a sustainability report and leaves it to the company to decide how best to prepare the report. (Proponent's Letter at p. 7.)

The Proponent would like to frame the Proposal as a simple request for a sustainability report that leaves "to the Company to decide how best to prepare the report, consistent with the shareholder proposals at issue in *Texas Industries, Kroger 2006, Chesapeake Energy, SunTrust,* and *Terex*." (Proponent's Letter at p. 7.) However, the Proposal is distinguishable in several respects from the letters cited by the Proponent. The Proposal requests that the Company prepare a report that focuses on *other parties'* views – "current global expectations" – for issuer disclosure of ESG/sustainability information, whereas the letters cited by the Proponent all contain proposals that request reports prepared based on the companies' *own* views. None of the letters cited by the Proponent mandates a company to assess someone else's views on sustainability. The Proposal therefore does not provide the Company with discretion to determine for itself the best way to address whether and how listed companies should publicly disclose

ESG/sustainability information, as argued by the Proponent. (Proponent's Letter at p. 7.) The Proponent ignores this significant distinction.

C. The Proponent's distinction between proposals that advocate change to corporate policies and those that request reports is not relevant

The Proponent would also like to distinguish proposals that advocate affirmative changes in corporate policies from those that merely request a report. (Proponent's Letter at pp. 5-6.) This distinction is not relevant to the Staff's disposition of the No-Action Request on the basis of vagueness or ambiguity under Rule 14a-8(i)(3). The Staff has permitted the exclusion under Rule 14a-8(i)(3) of proposals requesting that companies produce reports. *See, e.g., AT&T Inc.* (Feb. 16, 2010) (permitting exclusion of a proposal requesting a report on lobbying, including "grassroots lobbying communications," for failing to define "grassroots lobbying communications"); *Johnson & Johnson* (Feb. 7, 2003) (permitting exclusion of a request to prepare a report on the company's progress concerning the Glass Ceiling Commission's business recommendations); *Bank of America Corp.* (June 18, 2007) (permitting exclusion of a request to provide a report "concerning the thinking of the Directors concerning representative payees"). The key determination for the Staff is whether the proposal contains a vague and ambiguous term.

II. The Proponent has not established that its Proposal relates to an overriding social policy issue that transcends the Company's ordinary business operations

Our No-Action Request explained in detail why the mere fact that the Proposal touches upon a matter of social policy was insufficient to invoke the "significant social policy" exception to Rule 14a-8(i)(7), and so we will not repeat the explanation here. (No-Action Request at pp. 6-11.) We wish instead to highlight that the Proponent does not dispute that the promulgation and enforcement of public-company listing standards, including disclosure requirements, are fundamental day-to-day business operations of the Company's subsidiaries, particularly NYSE Regulation. Instead, the Proponent asserts, improbably, that the Proposal does not even relate to these operations. For example, the Proponent makes the following statements about the Proposal:

- "The Proposal does not mention, and neither requests nor contemplates, changes to the Company's listing standards for those issuers whose shares of stock trade on the Company's exchanges." (Proponent's Letter at p. 10.)
- "[T]here is no request or requirement in the Proposal that the Company, or its subsidiary, take any steps to change any listing requirements that may be the responsibility of NYSE Regulation." (Proponent's Letter at p. 10.)
- "[T]he Proposal . . . makes no attempt to change or in any way affect any listing standards applicable to the Company's exchanges." (Proponent's Letter at p. 11.)
- "[T]he Proposal does not request, nor should the preparation of the request report result in, any change to the listing standards for the Company's exchanges." (Proponent's Letter at p. 11.)

- "The Proposal does not seek any change in NYSE's business operations or policies, and thus only relates to a significant social policy and does not also relate to the company's ordinary business matters." (Proponent's Letter at p. 13.)

- "[T]he Proposal . . . makes no request with respect to, and does not effect, the sustainability disclosures of third parties with which the Company is concerned, which are publicly traded companies whose shares trade on the Company's exchanges." (Proponent's Letter at p. 13.)

These assertions are flatly contradicted by the text of the Proposal and its supporting statement. The Proposal states:

> "That shareholders request that our Board prepare a report assessing the current global expectations for issuer disclosure of ESG/sustainability information and report to shareholders, by December 31, 2013, its findings and the Board's recommended steps (if any, or their reasons for declining to make recommendations, if none) for encouraging ESG/sustainability disclosure in the markets where NYSE Euronext does business."

The Company's exchanges influence public company disclosure through their listing standards. For example, Section 202.05 of the New York Stock Exchange Listed Company Manual requires listed companies "to release quickly to the public any news or information which might reasonably be expected to materially affect the market for its securities." To the extent that the Proposal is asking for "the Board's recommended steps for encouraging ESG/sustainability disclosure," there is simply no escaping the fact that the Proposal is attempting to influence listing standards and is also attempting to affect, in the Proponent's words, "the sustainability disclosures of third parties with which the Company is concerned, which are publicly traded companies whose shares trade on the Company's exchanges." (Proponent's Letter at p. 13.) The words of the Proposal itself, therefore, leave no doubt that its focus is on "encouraging ESG/sustainability disclosure" by requesting that the Company consider whether to change listing standards "in the markets where NYSE Euronext does business."

That this is the Proposal's focus is further reinforced by the supporting statement, which notes that:

- "more than three-quarters of exchange respondents to [a March 2012] survey 'welcomed a global approach to consistent and material corporate sustainability reporting'"

- a competitor of the Company has committed "to work with issuers, regulators, and shareholders to drive sustainability issues into the capital markets, and to further promote 'responsible long-term investment and the publication of [such] information related to the companies listed on these markets'"

- "The London Stock Exchange now requires listed companies on its main exchange (1,600 companies) to report total greenhouse gas emissions starting in April 2013"

- "China's Shanghai and Shenzen exchanges implemented a Green IPO Policy in June 2008 that requires enterprises in high impact industries 'to undergo an environmental assessment by the Ministry of Environmental Protection before initiating an IPO or obtaining refinancing from banks'"

- "Hong Kong Exchanges and Clearing has appended to its Listing Rules an ESG (Environmental, Social, and Governance) Reporting Guide that strongly recommends issuers disclose company performance in four areas of sustainability, noting over a dozen Key Performance Indicators that should be reported"

Having thus surveyed what other exchange operators are beginning to require from their respective listed companies in the nature of ESG/sustainability reporting, the supporting statement then concludes with the observation that:

> "the NYSE is the largest stock exchange in the world, and often considered at the forefront of good governance for its *listing standards* amongst exchanges." (Emphasis in original.)

Contrary to the Proponent's multiple assertions, then, the Proposal is in fact directly and unambiguously concerned with influencing listing standards on the Company's exchanges and therefore seeks to interfere with the Company's relationships with customers who have listed their securities on the Company's exchanges. The Proponent implicitly concedes that the reason it has targeted the Company with a Rule 14a-8 proposal has everything to do with the fact that the Company operates stock exchanges with regulatory powers over listed companies:

> "In fact, it is more accurate to read the Proposal as a request by shareholders that the Company's board utilize its *unique position* to generate the requested report . . ." (Proponent's Letter at p. 10; emphasis added.)

In other words, rather than make ESG/sustainability disclosure requests directly to listed companies themselves through the Rule 14a-8 process (which the Proponent is always free to do), the Proponent is attempting to bootstrap the Company's "unique position" as an operator of regulators of public company disclosure[1] in order to influence ESG/sustainability disclosure by all listed companies. For the reasons discussed in our No-Action Request, this is delving too deeply into the Company's ordinary business operations, contrary to Rule 14a-8(i)(7), and permitting the Proposal to proceed otherwise would amount to a misuse of the Rule 14a-8 process.

Tellingly, the Proponent does not cite any examples in which the Staff declined to exclude a proposal related to the sustainability practices of third parties over whom the issuer had no control or responsibility. The *Cleco Corporation* decision referenced by the Proponent is no exception: there, the Staff declined to exclude a proposal requesting a sustainability report on the operations of the company itself, a coal-reliant utility company. *See Cleco Corporation* (Jan. 26, 2012) (declining to exclude a proposal requesting a report on the company's own "sustainability risks and opportunities"); *see also SunTrust Banks, Inc.* (Jan. 13, 2010) (declining to exclude proposal requesting sustainability report on issuer's own business under Rule 14a-8(i)(7)). Nor does the Proponent convincingly distinguish any of the cases cited in our No-Action Request, which permitted the exclusion of proposals seeking similar reports on companies' ordinary

---

[1] As noted in our No-Action Request, the Proposal is also excludable under Rule 14a-8(i)(6) because it is evident that the Proponent is ultimately seeking new disclosure requirements for listed companies, and the Company's Board does not have the power or authority to mandate listed company disclosure requirements across companies listed on the stock exchanges operated by the Company. The Proponent apparently does not dispute this point.

business operations even though they also raised social policy issues. (No-Action Request at pp. 8-9.)

The Proposal plainly seeks a report on how to encourage ESG/sustainability disclosures by companies who have listed their securities on the Company's exchanges, customers of the Company whose sustainability practices are at best remotely related to the Company's service of providing listing venues. In short, there is no basis to conclude that the Proposal falls within the "significant social policy" exception to Rule 14a-8(i)(7), because the policy issues it raises relate to third parties and not to the Company, and therefore do not transcend the Company's day-to-day operations.

* * *

For the reasons discussed above and in our No-Action Request, we renew our request that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from its 2013 proxy materials.

Thank you for your attention to this matter. Please call the undersigned at (212) 450-4565 if you should have any questions or would like additional information.

Very truly yours,



Joseph A. Hall

Attachments

cc: Ms. Gianna M. McCarthy
Director of Corporate Governance
Office of the Comptroller of the State of New York

Michael J. Barry
Grant & Eisenhofer P.A.

Ms. Janet L. McGinness
Senior Vice President – Legal & Corporate Secretary
NYSE Euronext



Grant & Eisenhofer P.A.

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

123 Justison Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-386-9500 • Fax: 202-386-9505

Michael J. Barry
Director
Tel: 302-622-7065
mbarry@gelaw.com

January 11, 2013

VIA EMAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: NYSE Euronext
Shareholder Proposal of the Comptroller of the State of New York

Ladies and Gentlemen:

We have been asked by the Comptroller of the State of New York (the "Comptroller") to respond to NYSE Euronext's ("NYSE" or the "Company") December 21, 2012 letter ("No-Action Request") to the Staff of the Division of Corporation Finance (the "Staff") concerning a shareholder proposal (the "Proposal") that the Comptroller submitted to the Company for inclusion in the proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders (the "Proxy Materials"). The Proposal requests that NYSE prepare "a report assessing the current global expectations for issuer disclosure of ESG/sustainability information and report to shareholders, by December 31, 2013, its findings and the Board's recommended steps (if any, or their reasons for declining to make recommendations, if none) for encouraging ESG/sustainability disclosure in the markets where NYSE Euronext does business."

NYSE argues that the proposal is excludable under Rule 14a-8(i)(3) because it is unduly vague. *See* No Action Request at 2-6. This argument is without merit as the Comptroller's request is unambiguous and numerous companies, including NYSE, have published similar sustainability reports relating to ESG / sustainability factors.

NYSE also argues that the Proposal is excludable under Rule 14a-8(i)(7) because it relates to the Company's day-to-day operations, seeks to micro-manage the Company, and mixes social policy with unrelated ordinary business activities. *See* No Action Request at 6-11. Because the Proposal focuses on significant policy issues that transcend day-to-day business matters, the Proposal is not excludable under Rule 14a-8(i)(7). Furthermore, merely requesting that NYSE write a report on current expectations relating to sustainability reporting and disclosures is not an attempt to micro-manage how the Company conducts its business.

The Proposal states:

> Whereas:
> During the past five years, "social and environmental risks and opportunities (together with corporate governance) have emerged ... to become commonplace long-term investment themes in the world's capital markets," according to the World Federation of Exchanges;
>
> Three-quarters of stock exchange respondents to a survey published in March 2012 agreed with the view that exchanges "have a responsibility to encourage greater corporate responsibility on sustainability issues," and more than three-quarters of exchange respondents to this survey "welcomed a global approach to consistent and material corporate sustainability reporting";
>
> In June, 2012, NASDAQ OMX, our company's chief competitor, committed (with four other exchanges through the Sustainable Stock Exchanges Initiative (SSEI)) to work with issuers, regulators, and shareholders to drive sustainability issues into the capital markets, and to further promote "responsible long-term investment and the publication of [such] information related to the companies listed on these markets";
>
> SSEI is co-organized by the UN Global Compact Office, the UN Conference on Trade and Development, the Principles for Responsible Investment and the UN Environment Programme Finance Initiative;
>
> NYSE Euronext participated in SSEI's 2009 conference on sustainable stock exchanges;
>
> *Forbes* Magazine named SSEI one of the "World's Best Sustainability Ideas" in 2011;
>
> The London Stock Exchange now requires listed companies on its main exchange (1,600 companies) to report total greenhouse gas emissions starting in April 2013;
>
> China's Shanghai and Shenzen exchanges implemented a Green IPO Policy in June 2008 that requires enterprises in high impact industries "to undergo an environmental assessment by the Ministry of Environmental Protection before initiating an IPO or obtaining refinancing from banks";
>
> Hong Kong Exchanges and Clearing has appended to its Listing Rules an ESG (Environmental, Social, and Governance) Reporting Guide that strongly recommends issuers disclose company performance in four areas of sustainability, noting over a dozen Key Performance Indicators that should be reported;

Bloomberg LP now collects and disseminates ESG data on over 220 indicators, and notes that the supply of such data has increased from 1,000 companies to 6,000 since 2009;

And whereas:
NYSE Euronext has been reporting its own ESG performance and strategy in annual reports for several years, based on the Global Reporting Initiative framework;

CEO Duncan L. Niederauer noted "as a global leader in the financial markets and technology space, we have a special obligation in the area of corporate responsibility";

and the NYSE is the largest stock exchange in the world, and often considered at the forefront of good governance for *listing standards* amongst exchanges.

BE IT RESOLVED:
That shareholders request that our Board prepare a report assessing the current global expectations for issuer disclosure of ESG/sustainability information and report to shareholders, by December 31, 2013, its findings and the Board's recommended steps (if any, or their reasons for declining to make recommendations, if none) for encouraging ESG/sustainability disclosure in the markets where NYSE Euronext does business. The report should be prepared at reasonable cost, omitting proprietary information.

DISCUSSION

I. The Proposal is Not Excludable Under Rule 14a-8(i)(3) Because It Clearly Requests NYSE To Draft A Report Describing The Company's Assessment of Current Global Expectations for Issuer Disclosure of Environmental, Social, and Governance / Sustainability Information

NYSE may not exclude the Proposal under Rule 14a-8(i)(3) for being vague and indefinite. Companies may only exclude a shareholder proposal for vagueness under Rule 14a-8(i)(3) where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires— this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result." Staff Legal Bulletin 14B.

The Proposal calls for a report setting forth the Company's assessment of "current global expectations for issuer disclosure of ESG / sustainability information." The language in the Proposal should not confuse either shareholders or the Company as the request is entirely clear. In light of the fact that NYSE itself participated with numerous other stock exchanges in the Sustainable Stock Exchanges Initiative ("SSEI"), NYSE's argument that the Proposal is vague rings hollow. The SSEI is an initiative co-organized by the United Nations Global Compact Office, the United Nations Conference on Trade and Development, the United Nations-backed Principles for Responsible Investment and the United Nations Environment Programme

Initiative. The SSEI examines how exchanges can work in conjunction with investors, regulators and publicly traded companies to improve corporate transparency, and eventually corporate performance, on environmental, social and corporate governance ("ESG") issues relating to sustainability. NYSE itself participated in the SSEI 2009 conference on sustainable stock exchanges, and has provided its own ESG performance and strategy disclosures for several years, making the Company's shareholders well aware of what issues may arise relating to sustainability reporting. As the largest stock exchange in the world, and a past participant in the SSEI, it defies belief to take seriously NYSE's contention that the Proposal is inherently vague and indefinite because it does not provide a definition of the sorts of environmental, social and corporate governance issues relating to sustainability that may be disclosed by issuing companies.

NYSE nevertheless argues that the Proposal is vague because the terms "current global expectations" and "ESG / sustainability information" without additional context or further elaboration make the Proposal so inherently vague and indefinite as to be subject to myriad and varying interpretations. As an initial matter, "ESG" is clearly defined in the proposal to signify environmental, social, and governance issues. The Staff has found proposals requesting sustainability reports using similar language are not excludable under Rule 14a-8(i)(3). *See, e.g., Chesapeake Energy Corp.*, (Apr. 2, 2010) (finding no basis to exclude a proposal under Rule 14a-8(i)(3) that requested a sustainability report "describing the company's short- and long-term responses to ***environmental, social and governance-related issues***") (emphasis added); *SunTrust Banks, Inc.*, (Jan. 13, 2010) (finding no basis to exclude a proposal under Rule 14a-8(i)(3) that requested a report on "long-term ***social*** and ***environmental*** sustainability" that should contain "***governance*** practices related to climate change and sustainability") (emphasis added) ("*SunTrust*"); *Texas Industries, Inc.*, (July 27, 2007) (finding no basis to exclude a proposal under Rule 14a-8(i)(3) that requested the company issue a sustainability report, which the supporting statement defined as "disclosing an organization's ***economic, environmental, and social performance***") (emphasis added); *The Kroger Co.*, (March 29, 2006) ("Kroger 2006") (finding no basis to exclude a proposal under Rule 14a-8(i)(3) that requested the company prepare a sustainability report that provided a "review of current company policies and practices related to ***social, environmental, and economic*** sustainability"); and *Terex Corporation*, (March 18, 2005) (finding no basis to exclude proposal under Rule 14a-8(i)(3) that requested "that Terex disclose its ***social, environmental and economic performance*** by issuing annual sustainability reports") (emphasis added). Thus, NYSE's argument that the language of the Proposal is too vague for the Company to implement has been rejected repeatedly by the Staff, and the Company's attempt to distinguish this matter from *Chesapeake Energy*, *SunTrust*, *Texas Industries*, and *Kroger 2006* is unpersuasive.

NYSE also argues that the terms "expectations," "global," and "current" are sufficiently vague so as to render the Company unable to determine what it is being asked to do and/or how to implement the Proposal. However, as the context provided by the supporting statement makes clear, there is a wide variety of perspectives with regard to ESG / sustainability disclosures by publicly-traded companies. These may be held by the numerous stock exchanges around the world, as well as the issuing companies themselves, regulators, legislators, investors, and third-parties such as non-government organizations that may be involved in the advancement of certain environmental and social issues. The Proposal is merely a request that the Company undertake the task of identifying and reviewing these various sources of "expectations" in order to provide shareholders with an assessment of this information as it relates to ESG / sustainability disclosures by publicly-traded companies.

The Proposal is also analogous to the shareholder proposal at issue in *Intel Corp.* (Mar. 13, 2009) that sought the creation of "a comprehensive policy articulating the company's respect for and commitment to the Human Right to Water," which the staff found to not be excludable under Rule 14a-8(i)(3). Moreover, there is nothing inherently vague about the term "current" that would justify excluding the Proposal. *See, Kroger 2006* (finding no basis to exclude a proposal under Rule 14a-8(i)(3) that requested the company prepare a sustainability report that provided a "review of *current* company policies and practices related to social, environmental, and economic sustainability") (emphasis added).

The Proposal is materially different from those at issue in the majority of the no-action decisions the Company cites with respect to exclusion under Rule 14a-8(i)(3). Thus, the exclusion of the proposals in the matters cited by NYSE is not instructive here. For example, several of the no-action determinations identified by the Company relate to shareholder proposals that advocate affirmative changes to corporate policies, but failed to provide definitions or explanations of key terms in the proposals.[1] The Proposal at issue here does not request any change to corporate policy *at all*, but merely a report from the Company setting forth its assessment of current global expectations relating to ESG / sustainability disclosures, using terms that have previously been found not to be vague and indefinite. Other determinations identified by the Company involve proposals that advocated amendments to the subject companies' governing documents without providing definitions or explanations of key terms in the proposals, or that contained conflicting terms.[2] The Proposal does not seek amendments to

[1] *See, Verizon Communications Inc.* (Feb. 21, 2008) (allowing the exclusion of a shareholder proposal requesting the adoption of a new policy for executive compensation, but which failed to define or provide parameters for the requested "Industry Peer Group" or "relevant time period" that was to be used for the comparison of executive compensation practices); *Capital One Financial Corp.* (Feb. 7, 2003) (allowing the exclusion of a shareholder proposal requesting the adoption of a policy on director remuneration, but failed to define "director's fees" or what it would mean for a director to "be considered an employee"); and *Bank of America Corp.* (Feb. 25, 2008) (allowing the exclusion of a shareholder proposal requesting the company to "amend its greenhouse gas emissions policies to observe a moratorium on all financing, investment, and *further involvement in activities that support MTR* [mountaintop removal coal mining] coal mining or the construction of new coal-burning power plants that emit carbon dioxide" because of uncertainty over what steps the company would have to take, or refrain from taking, to implement the proposal (emphasis added)).

[2] *See, Sprint Nextel Corp.* (Mar. 7, 2012) (allowing the exclusion of a shareholder proposal requesting amendments to the company's governing documents to allow proxy access, but which did not describe the "SEC Rule 14a-8(b) eligibility requirements" that constituted a central aspect of the proposal); *Danaher Corp.* (Feb. 16, 2012) (allowing the exclusion of a shareholder proposal requesting amendments to the company's governing documents to allow shareholders to call a special meeting where the proposal was inconsistent with applicable provisions of state corporate law, and set forth conflicting requests that shareholders holding "not less than one-tenth of the voting power" or "holding the lowest percentage of the Company's outstanding common stock permitted by law" be permitted to call special meetings, where state corporate law provided no such minimum holdings requirement); and *Peoples Energy Corp.* (Nov. 23, 2004) (allowing the exclusion of a shareholder proposal asking for amendments to

the Company's governing documents, and does not include contradictory terms. Yet another group of no-action decisions involved requested changes in the subject companies' business or management practices without providing guidance in the proposal on the meaning of key terms or how to implement the proposals.[3] The Proposal seeks no comparable changes at the Company, and uses terminology that has a plain meaning and has been found to not be vague and indefinite in similar shareholder proposals.

Finally, while the no-action decision in *AT&T, Inc.* (Feb. 16, 2010) permitted the exclusion of a shareholder proposal requesting a report from the company, in this instance on its lobbying activities including "grass roots lobbying communications," the Staff allowed the company to exclude the shareholder proposal because it failed to define the meaning of the critical term "grass roots lobbying communications." There is no similar term of art at issue in the Proposal that has been found by the Staff to be vague and indefinite, and as set forth above, the relevant decisions on the terms at issue in this matter, such as "ESG / sustainability information," and "current" have denied exclusion under Rule 14a-8(i)(3).

The Company cites only two no-action decisions allowing the exclusion of shareholder proposals requesting sustainability reports under Rule 14a-8(i)(3): (1) *Ryland Group, Inc.* (Jan. 19, 2005) (allowing exclusion of a shareholder proposal requesting a sustainability report based on the Global Reporting Initiative ("GRI") guidelines); and (2) *The Kroger Co.* (Mar. 19, 2004) (same). However, in both of these instances, the effect of the no-action determinations has been effectively mooted as explained in the shareholder proponent's letter in *Texas Industries*, which also involved a shareholder request for a sustainability report, but which did not require the use of the GRI guidelines. As set forth on page 3 of the shareholder proponent's May 30, 2007, response to the company's no-action request in *Texas Industries*:

> This type of shareholder proposal has been presented to the Staff on many occasions over the past several years, citing Rule 14a-8(i)(3) as a reason for omission. By 2005 the Staff had forged a simple test, which

the company's governance documents to limit director indemnification where the critical term "reckless neglect" was not defined).

[3] *See, Exxon Corp.* (Jan. 29, 1992) (allowing the exclusion of a shareholder proposal asking the company to adopt a policy that "no one be elected to the Board of Directors who has taken the company into bankruptcy or one of the Chapter 7-11 or 13 after losing a considerable amount of money," where the lack of definition of terms such as "the company;" "Chapter 13," and "considerable amount of money" rendered it impossible for shareholders to know what they may be voting for, and for the company to implement the proposal if approved); *Fuqua Industries, Inc.* (Mar. 12, 1991) (allowing the exclusion of a shareholder proposal requesting that the company impose a prohibition on "any major shareholder ... which currently owns 25% of the Company and has three Board Seats from compromising the ownership of the other stockholders," where the meaning and application of terms such as "any major shareholder" would have to be made without any guidance from the proposal itself); *Wendy's Int'l, Inc.* (Feb. 24, 2006) (allowing the exclusion of a shareholder proposal that called for the company's board "issue interim reports to shareholders that detail the progress made toward 'accelerating development' of controlled-atmosphere killing ("CAK")," a humane way to kill chickens, where it was unclear how the company could implement the proposal to "accelerate development" of CAK when it was not in the business of raising, transporting, or slaughtering animals).

was aptly summarized in a letter from a company that had received a similar proposal:

> ... guidance may be gleaned by analogy from recent Staff decisions under Rule 14a-8(i)(3) with respect to proposals seeking social, economic or environmental "sustainability" reports. The Staff generally will issue no-action letters under (i)(3) when proposals would compel a company to apply the complex [GRI] Guidelines to the preparation of the report E.g., Ryland Group, Inc. (Jan. 19, 2005); ConAgra Foods, Inc. (July 1, 2004); and Kroger Co. (March 19, 2004), upon reconsideration (April 21, 2004). The Staff generally will not do so when the proposals just broadly request a sustainability report and leave it to the companies to decide how best to prepare the report. E.g., Wal-Mart Stores, Inc. (Feb. 17, 2004); Hormel Foods Corp. (Oct. 22, 2004); Burlington Resources, Inc. (Feb. 4, 2005); Wendy's International, Inc. (Feb. 10, 2005); and Seaboard Corp. (Feb. 14, 2005).
>
> Abercrombie & Fitch Co. (May 2, 2005).

Texas Industries (July 27, 2007). Thus, the two no-action determinations cited by the Company for the proposition that sustainability proposals may be excluded under Rule 14a-8(i)(3) rest entirely on the issue of requiring that a company prepare its sustainability report using the Global Response Initiative Guidelines, which is not an element of the Proposal.

The Proposal is not vague or ambiguous. It merely requests that NYSE provide shareholders with its assessment of current global expectations on the disclosure of ESG / sustainability information by publicly traded companies. While the supporting statement provides references to some possible sources of information that may be relevant to the requested report, it is left to the Company to decide how best to prepare the report, consistent with the shareholder proposals at issue in *Texas Industries*, *Kroger 2006*, *Chesapeake Energy*, *SunTrust*, and *Terex*.

II. The Proposal Is Not Excludable Under Rule 14a-8(i)(7) Because The Underlying Subject Matter Of The Proposal Raises Significant Policy Issues

Rule 14a-8(i)(7) allows companies to exclude shareholder proposals that "deal[] with a matter relating to the company's ordinary business operations." The Staff clarified its position on Rule 14a-8(i)(7) in Staff Legal Bulleting 14E. ("SLB 14E")

Prior to SLB 14E, the Staff applied the following analytical framework to determine whether or not to exclude a proposal under Rule 14a-8(i)(7) in Staff Legal Bulletin 14C:

> To the extent that a proposal and supporting statement have focused on a company engaging in an internal assessment of the risks and liabilities that the company faces as a result of its operations, we have permitted companies to exclude these proposals under Rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement have focused on a company minimizing or eliminating operations that may adversely affect the environment or the public's health, we have not permitted companies to exclude these proposals under Rule 14a-8(i)(7).

In SLB 14E, however, the Staff noted that it was "concerned that [its] application of the analytical framework . . . may have resulted in the unwarranted exclusion of proposals that relate to the evaluation of risk but that focus on significant policy issues." Instead of focusing on whether a proposal requires an evaluation of risk, the Staff "will instead focus on the subject matter to which the risk pertains or that gives rise to the risk." SLB 14E. The Staff stated:

> In . . . cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable

Thus, the mere fact that a "proposal and supporting statement relates to the company engaging in an evaluation of risk" is not sufficient to exclude a proposal that deals with significant policy issues. However, where "a proposal's underlying subject matter involves an ordinary business matter to the company," it is generally excludable under Rule 14a-8(i)(7). SLB 14E.

Furthermore, a company may exclude a "proposal [that] seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 21, 1998).

A. <u>Sustainable Stock Exchanges Are A Significant Social Policy Issue</u>

In Section I, the Company's early involvement in the Sustainable Stock Exchange Initiative ("SSEI") is discussed in order to explain the Company's long-standing familiarity with the issue of ESG / sustainability disclosures. This significant social policy initiative is also highly relevant in this matter as it demonstrates the transcendence of the issue of ESG / sustainability disclosures beyond the day-to-day business operations of the Company. The SSEI was organized by the United Nations-backed Principles for Responsible Investment, the United Nations Conference on Trade and Development, the United nations Environment Programme Finance Initiative, and the United Nations Global Compact, and held its first global dialogue in New York in 2009.

Approximately 100 leaders from stock exchanges, institutional investors, and regulatory bodies, including representatives from the Company, participated in the 2009 discussions on ESG disclosure, corporate sustainability and responsible investment. As was reported at the time, the initial meeting was held "to explore how the world's exchanges can work together with investors, regulators, and business to encourage long-term approaches to investment."[4] As James Gifford, Executive Director of the UN-backed Principles for Responsible Investment noted at the time, "Any moves to improve corporate disclosure on ESG issues are likely to benefit exchanges through enhancing both the reputation of markets and the investability of the companies traded on them." *Id.* By June, 2011, the UN Global Compact's efforts on corporate sustainability had expanded to approximately 6,000 companies in 135 countries, and UN Secretary-General Ban Ki-moon announced a goal of reaching 20,000 companies by the year 2020.[5]

In 2010, Responsible Research issued a report titled Sustainable Stock Exchanges: Real Obstacles, Real Opportunities.[6] This report set forth an assessment of then-current sustainability structures and practices at 30 of the world's largest stock exchanges, and provided commentary on the possible role of stock exchanges in ESG / sustainability disclosures in anticipation of the September, 2010, meeting that was held in China to discuss the SSEI's achievements to date. In March, 2012, the SSEI issued its Sustainable Stock Exchanges – A Report on Progress, which discussed the results of the SSEI's own survey relating to ESG disclosure and sustainability issues at 27 of the world's largest exchanges, setting out the progress made on this issue as of early 2012, as well as a discussion on improving ESG disclosure going forward.[7]

Given the extensive attention the matter of sustainable stock exchanges has received via the UN and the thousands of participants in the UN's programs to date, it is clear that this issue transcends the Company's day-to-day business operations.

B. The Proposal Does Not Relate To The Company's Subsidiary's Fundamental <u>Day-To-Day Operations And Is Not Excludable Under Rule 14a-8(i)(7)</u>

NYSE argues that the Proposal seeks to infringe on the Company's day-to-day operations in establishing listing requirements relating to ESG / sustainability disclosures by issuing companies whose shares of stock trade on the Company's exchanges. No Action Letter at 7-8. It bears repeating, the Proposal merely requests that the "Board prepare a report assessing the current global expectations for issuer disclosure of ESG/sustainability information and report to shareholders, by December 31, 2013, its findings and the Board's recommended steps (if any, or their reasons for declining to make recommendations, if none) for encouraging

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[4] Global Stock Exchanges and Investors Address Need for Sustainability Reporting at UN Dialogue, Nov. 2, 2009, available at http://www.unglobalcompact.org/NewsAndEvents/news_archives/2009_11_02.html.

[5] Business leaders urged to keep corporate sustainability high profile at coming UN development conference, Jun. 22, 2011, available at http://www.chinadaily.com/cn/Xinhua/2011-06-22/content_2965381.html.

[6] The Responsible Research 2010 Sustainable Stock Exchange report is Available at http://www.responsibleresearch.com/Responsible_Research_-_Sustainable_Stock_Exchanges_2010.pdf.

[7] The SSEI's 2012 Sustainable Stock Exchanges – A Report on Progress is available at: http://www.unglobalcompact.org/docs/issues_doc/Financial_markets/Sustainable_Stock_Exchanges.pdf.

ESG/sustainability disclosure in the markets where NYSE Euronext does business." The Proposal does not mention, and neither requests nor contemplates, changes to the Company's listing standards for those issuers whose shares of stock trade on the Company's exchanges. The Company's argument on this issue is an attempt to muddy the waters by attributing to the Proposal a request, intent and effect which do not exist. The Proposal's focus is solely on the broader significant policy issue, as recognized by the United Nations in its creation of the SSEI, of sustainable stock exchanges and sustainability disclosures by publicly traded companies generally.

NYSE tries to portray the Proposal as seeking changes to the listing standards for issuing companies whose shares trade on NYSE's exchanges, arguing that the promulgation of such listing standards is conducted by the Company's subsidiary, NYSE Regulation, which is not overseen by the Company's board of directors.[8] No Action Letter at 7. In addition, NYSE wrongly describes the Proposal as "seek[ing] to involve the Company's shareholders and Board in matters that are committed to the oversight of NYSE Regulation." *Id.* The Proposal does neither.

In fact, it is more accurate to read the Proposal as a request by shareholders that the Company's board utilize its unique position to generate the requested report on the broader social policy issue of sustainability disclosures with the cooperation of entities like the Company's subsidiary, NYSE Regulation. At the same time, there is no request or requirement in the Proposal that the Company, or its subsidiary, take any steps to change any listing requirements that may be the responsibility of NYSE Regulation. All that is requested is a report from the Company's board on the broader social policy issue of sustainability as it relates to corporate disclosures, and any recommendations the Company may have, if any, on encouraging sustainability disclosures. It may be that the Company will decline to provide such recommendations in light of the role of its subsidiary, NYSE Regulation. However, this is contemplated by the Proposal in its provision that the Company can provide its reasons for declining to provide recommendations should it so decide. In any event, shareholders would still have the benefit of the Company's assessment of current global expectations relating to sustainability disclosures.

The no-action decisions relied on by the Company for its argument on this point are all distinguishable from this matter. *JP Morgan Chase & Co.* (Mar. 12, 2010), *Rite Aid Corp.* (Mar. 26, 2009), *Dominion Resources, Inc.* (Feb. 22, 2011) and *Coca-Cola Co.* (Feb. 17, 2010) each involved either requests for changes in the subject company's practices and policies, or detailed information on products or the company's business operations that clearly did not transcend the day-to-day business matters of the company to implicate important social policy issues.[9]

[8] In addition, none of the no-action decisions cited by NYSE relating to exclusion under Rule 14a-8(i)(7) indicate that the day-to-day business operations of an independently overseen corporate subsidiary that is not the subject of the shareholder proposal should somehow be evaluated in determining whether exclusion of that shareholder proposal is appropriate.

[9] NYSE cites *JP Morgan Chase & Co.* (Mar. 12, 2010) (allowing exclusion of a proposal requesting adoption of "a policy barring future financing ... of companies engaged in mountain top removal coal mining"); *Rite Aid Corp.* (Mar. 26, 2009) (allowing exclusion of a proposal requesting a report on the company's response to regulatory

Environmental, social and corporate governance disclosures relating to sustainability is a well-recognized social policy issue that warrants denial of exclusion under Rule 14a-8(i)(7).

C. The Proposal Does Not Micro-Manage Complex Matters And Instead Gives The Company Discretion In Preparing The Requested Report

The Company's argument that the Proposal is an attempt to micro-manage either the Company's listing standards or its relationships with companies whose shares trade on the Company's exchanges is also misplaced. NYSE imagines a laundry list of interference with its and its subsidiary's business as a result of the Proposal, none of which are mentioned in, or requested or required under the Proposal. NYSE begins by detailing the factors that its subsidiary, NYSE Regulation, routinely must consider in developing listing standards for publicly traded companies, and claims that the proposal seeks "to interfere with the development of listing standards for the Company's stock exchanges..." No Action Request at 8. This is flatly contradicted by the plain language of the Proposal, which makes no attempt to change or in any way affect any listing standards applicable to the Company's exchanges. All that is sought is a report setting forth the Company's assessment of current expectations relating to sustainability disclosures. To the extent it makes sense for the Company to utilize the appropriate resources available to it, including the information that its subsidiary, NYSE Regulation, may have with regard to that issue, then it is possible that in preparing the requested report there will be meetings and discussions between the Company and its subsidiary on the topic of the report. But the Proposal does not request, nor should the preparation of the request report result in, any change to the listing standards for the Company's exchanges. The Company's argument on this point is again nothing more than an attempt to confuse the issue of what has been requested in the Proposal by portraying it as something it is not.

The Staff's determination in *Cleco Corp.* (Jan. 26, 2012), which the Company attempts to distinguish, is instructive in several respects. Cleco is a public utility holding company, and the shareholder proposal at issue requested a report on the company's sustainability risks and opportunities, as well as an analysis of material water-related risks. In seeking to exclude the shareholder proposal under Rule 14a-8(i)(7), Cleco argued that it would have to perform a detailed analysis of "how water scarcity may affect the Company's equipment, methods of cooling equipment, methods of generating electricity, business structure, relationships with wholesale power suppliers, relationships with customers, the means by which it transmits and sells electricity, and would necessarily encompass the Company's budgets, capital expenditure plans, and its short- and long-term business strategies." *Cleco*, Dec. 21, 2011 no-action request, at 3. Moreover, the company pointed out that its primary operating subsidiary was subject to the jurisdiction of state and federal utility regulators, which meant that the requested report would require significant analysis of how applicable regulations related to water scarcity issues, and that the report, if completed, would be used by shareholders to micro-manage the company's

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pressures affecting sales of tobacco products); *Dominion Resources, Inc.* (Feb. 22, 2011) (allowing exclusion of a proposal requesting the company give customers the option of purchasing electricity generated from 100% renewable energy); and *Coca-Cola Co.* (Feb. 17, 2010) (allowing exclusion of a proposal requesting a report on policy options regarding concerns relating to bottled water).

day-to-day operations in generating electricity. Id., at 3-4. The Staff rejected Cleco's request, without any response even having been submitted by the shareholder proponent, and found that "the proposal focuses on the significant policy issue of sustainability." Thus, the *Cleco* decision illustrates the applicability of the "significant social policy" exception under 14a-8(i)(7) to this matter, as well as directly refuting the Company's mistaken argument relating to alleged interference with the day-to-day operations of a subsidiary as justifying exclusion of the Proposal.

In addition, none of the matters NYSE cites to support its argument on this point, to the extent they related more broadly to sustainability or any other widely recognized significant social policy, were able to transcend their effect on the subject companies' day-to-day business operations and thus are clearly distinguishable. *See*, *Marriott Int'l, Inc.* (Mar. 17, 2010) (allowing exclusion of a shareholder proposal under Rule 14a-8()(7) that sought to require the company to install low-flow shower heads in the company's hotels); *PetSmart, Inc.* (Apr. 14, 2006) (allowing exclusion of a shareholder proposal under Rule 14a-8(i)(7) that sought a prohibition on the company's sale of birds); and *Clear Channel Communications, Inc.* (Mar. 10, 1999) (allowing exclusion of a shareholder proposal under Rule 14a-8(i)(7) requesting adoption of a policy to only accept tobacco advertisements that had been independently verified not to appeal to minors). All of these matters clearly relate to the ordinary business of the target companies in ways that the Proposal does not, and respect specific changes to the subject companies' business practices and/or policies. The Proposal makes no such request, and is therefore not excludable under Rule 14a-8(i)(7).

Finally, the Staff has found no basis to exclude proposals requesting sustainability reports under Rule 14a-8(i)(7) where the proposal allows management discretion to choose the specific topics addressed by the sustainability report. *See SunTrust* (proposal requesting a sustainability report stating that "[t]he report should include the company's definition of sustainability"); *Wendy's International, Inc.* (same). Thus, a request to write a sustainability report transcends a company's ordinary business even where the proposal does not specifically detail which issues the report should address, just as the Proposal seeks the Company's assessment of current global expectations relating to sustainability reporting and allows it to use its discretion in making such an assessment.

D. The Proposal Comes Within The "Significant Social Policy" Exception To Rule 14a-(i)(7)

The Company next acknowledges, as it must, that shareholder proposals relating to sustainability reporting do raise significant social policy issues that justify denial of exclusion under Rule 14a-8(i)(7), citing *Cleco*. However, it then attempts to rely on a trio of distinguishable cases for the proposition that proposals relating to both ordinary business matters and significant social policy issues are excludable under Rule 14a-8(i)(7). As with its previous arguments relating to day-to-day business concerns, the Company's effort on this point is another attempt to mis-characterize the nature of the Proposal in an attempt to make it appear similar to the decisions on which the Company relies, while ignoring the specifics of *Cleco* which, as set forth above, are much closer to those at issue here. Specifically, NYSE cites *General Electric Co.* (Feb. 3, 2005) (allowing exclusion of a shareholder proposal under Rule 14a-8(i)(7) requesting a report on offshore job relocation), *General Electric Co.* (Feb. 10, 2000) (allowing exclusion of a shareholder proposal under Rule 14a-8(i)(7) requesting a change in accounting policies relating to executive compensation); and *Wal-Mart Stores, Inc.* (Mar. 15, 1999) (allowing exclusion of a shareholder proposal under Rule 14a-8(i)(7) requesting a report on the company's actions to ensure that it did not purchase from suppliers using force labor, convict labor, child labor, or failed to comply with laws protecting employees' rights) to support its position regarding the interplay of significant social policy issues and ordinary business. However, the more salient distinction between these matters and the Proposal is that the decisions cited by NYSE requested a change in the subject company's policies or practices in ways that the Proposal does not. The Proposal does not seek any change in NYSE's business operations or policies, and thus only relates to a significant social policy and does not also relate to the company's ordinary business matters. As a result, the Proposal satisfies the "significant social policy" exemption to Rule 14a-8(i)(7) and is not excludable.

The Company attempts to distinguish several no-action determinations relating to sustainability by again implying an intent and effect of the Proposal that does not exist. First, NYSE attempts to distinguish the decisions in *Cleco* (discussed above) and *Citigroup, Inc.* (Feb. 27, 2002) (finding no basis to exclude a shareholder proposal under Rule 14a-8(i)(7) that requested a report on the company's commitment to confronting climate change) on the basis that those shareholder proposals sought sustainability reports on the subject companies themselves, while the Proposal requests or requires sustainability reports from publicly traded companies whose shares are traded on the Company's exchanges. No Action Request at 10-11. Again, this is a mischaracterization of the Proposal, which seeks only a report from the Company, and not from the companies whose shares trade on the Company's exchanges, on current global expectations relating to sustainability disclosures.

Finally, the Company argues that the Proposal is different from prior no-action decisions "involving the environmental or sustainability policies of third parties" such as *Wal-Mart Stores, Inc.* (Mar. 29, 2011) (finding no basis to exclude a shareholder proposal under Rule 14a-8(i)(7) that requested adoption of a requirement that the company's suppliers publish annual sustainability reports); *Bank of America Corp.* (Feb. 22, 2008) (finding no basis to exclude a shareholder proposal under Rule 14a-8(i)(7) that requested a report on how implementation of certain environmental principles has led to improved environmental and social outcomes in projects financed by the company); and *Merrill Lynch & Co.* (Feb. 25, 2000) (finding no basis to exclude a shareholder proposal under Rule 14a-8(i)(7) that requested a report reviewing the company's underwriting, investing, and lending criteria with a view to incorporating criteria related to a transaction's impact on the environment, human rights, and risk to the company's reputation). NYSE argues that the foregoing proposals were not excludable because the environmental or sustainability policies of third parties at issue were directly related to the shareholder proposal target company's own business or services. No Action Request at 10. While this may in fact be correct, it is irrelevant to the Proposal, which makes no request with respect to, and does not effect, the sustainability disclosures of third parties with which the Company is concerned, which are publicly traded companies whose shares trade on the Company's exchanges. In fact, the foregoing shareholder proposals are much more intrusive and related to the subject company's day-to-day business operations than is the Proposal, which does not request any change in policies or procedures. If anything, the decisions the Company cites on this point are further support for the proposition that the Proposal is not excludable under Rule 14a-8(i)(7) because it does not ask for anything remotely as intrusive with respect to third parties as the decisions above which have denied exclusion of such shareholder proposals.

CONCLUSION

For the forgoing reasons, the Comptroller respectfully requests that the Staff decline to concur in NYSE's view that it may exclude the Proposal under Rule 14a-8(i)(3) and Rule 14a-8(i)(7).

Please do not hesitate to contact the undersigned at 302-622-7065 should you have any questions concerning this matter or should you require any additional information.

Sincerely,



Michael J. Barry

cc: Joseph A. Hall, Esquire

New York
Menlo Park
Washington DC
São Paulo
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Joseph A. Hall

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4565 tel
212 701 5565 fax
joseph.hall@davispolk.com

December 21, 2012

Re: **NYSE Euronext**
Proposal of the Comptroller of the State of New York Pursuant to Rule 14a-8 Under the Securities Exchange Act of 1934
(Paragraphs (i)(3), (i)(6) and (i)(7) of Rule 14a-8)

Via email: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Ladies and Gentlemen:

On behalf of NYSE Euronext, a Delaware corporation (the "**Company**"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), we are filing this letter with respect to the shareholder proposal (the "**Proposal**") and supporting statement submitted by the Comptroller of the State of New York (the "**Comptroller**") as trustee of the New York State Common Retirement Fund and administrative head of the New York State and Local Retirement System (together with the Comptroller, the "**Proponent**") on November 13, 2012 for inclusion in the proxy materials that the Company intends to distribute in connection with its 2013 Annual Meeting of Stockholders (the "**2013 Proxy Materials**").

We hereby request confirmation that the staff (the "**Staff**") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "**Commission**") will not recommend any enforcement action to the Commission if, in reliance on Rule 14a-8(i), the Company omits the Proposal from its 2013 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 days before the Company files its definitive 2013 Proxy Materials. Pursuant to Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (Nov. 7, 2008), question C, we have submitted this letter via email to *shareholderproposals@sec.gov.* Also pursuant to Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from its 2013 Proxy Materials. This letter constitutes the Company's statement of the reasons that it deems the exclusion of the Proposal to be proper. We have been advised by the Company as to the factual matters set forth herein.

The Proposal

The Proposal asks that the shareholders of the Company adopt the following resolution:

> "BE IT RESOLVED:
>
> "That shareholders request that our Board prepare a report assessing the current global expectations for issuer disclosure of ESG/sustainability information and report to shareholders, by December 31, 2013, its findings and the Board's recommended steps (if any, or their reasons for declining to make recommendations, if none) for encouraging ESG/sustainability disclosure in the markets where NYSE Euronext does business. The report should be prepared at reasonable cost, omitting proprietary information."

A copy of the Proposal and related correspondence is attached to this letter as Exhibit A.[1]

Statement of Reasons to Exclude

I. The Proposal may be excluded under Rule 14a-8(i)(3) because it is impermissibly vague and indefinite, it is subject to differing and conflicting interpretations and it otherwise fails to provide sufficient guidance on its implementation

The Proposal contains vague and overly broad language that would leave shareholders uncertain of the Proponent's intent and the Company uncertain as to what actions would be required if the Proposal were approved. Accordingly, we believe that the Company may properly exclude the Proposal under Rule 14a-8(i)(3).

Under Rule 14a-8(i)(3), a proposal may be excluded if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in the proxy materials." In Staff Legal Bulletin No. 14B (CF), *Shareholder Proposals* (Sep. 15, 2004), the Staff stated that "reliance on [R]ule 14a-8(i)(3) to exclude or modify a statement may be appropriate where . . . the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires . . . ."

The Proposal is impermissibly vague because of (i) the failure to define key terms and (ii) the different and conflicting interpretations as to the possible meaning and application of the key terms that represent the fundamental aspects of the Proposal, leading to a failure to provide sufficient guidance concerning its implementation. A proposal may be vague, and thus misleading, when it fails to address essential aspects of its implementation. *See Verizon Communications Inc.* (Feb. 21, 2008) (finding that a shareholder proposal regarding senior executive incentive compensation could be excluded because formulas used in calculating the compensation were not adequately defined); and *Capital One Financial Corp.* (Feb. 7, 2003) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against"). The Staff has also regularly concluded that a proposal may be excluded where the meaning and

[1] Email addresses belonging to the Proponent have been redacted from the exhibits hereto. We will provide unredacted copies to the Staff on request.

application of terms or standards in the proposal "may be subject to differing interpretations." *See, e.g., Peoples Energy Corp.* (Nov. 23, 2004) (permitting exclusion of a proposal where the term "reckless neglect" was found to be undefined); *Exxon Corp.* (Jan. 29, 1992) (permitting exclusion of a proposal regarding board member criteria because vague terms were subject to differing interpretations); and *Fuqua Industries, Inc.* (Mar. 12, 1991) ("meaning and application of terms and conditions . . . in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations").

The Proposal does not define the key terms "current global expectations" or "ESG/sustainability information" in the request for a report on "current global expectations for issuer disclosure of ESG/sustainability information." The Company operates stock exchanges in the United States and Europe, with over 3,800 listed issuers headquartered in more than 40 countries across more than 100 industries. The Proposal appears to assume that there are discernible "current global expectations" with respect to disclosure of "ESG/sustainability information" by issuers listed on the Company's various stock exchanges, but the use of these terms raises several interpretative questions. First, it is not at all apparent what "expectations" means in this context. "Expectations" may refer to requirements in statutes, rules or regulations governing one or more environmental or other social issues or the disclosure of such issues, or it may instead refer only to aspirational statements by third parties interested specifically in environmental or social issues or more generally in additional public disclosure by listed companies. It is also unclear whose "expectations" should be the focus of the report sought by the Proposal. It may be the expectations of issuers listed on one of the Company's stock exchanges, the expectations of the various regulators that oversee the Company's stock exchanges, the expectations of the regulators or legislators who oversee the companies listed on the Company's stock exchanges, or the expectations of third parties that have a general interest in uncovering or perhaps even suppressing the type of information that the Proposal seems to be looking for. "Expectations" is also usually understood in its plain meaning to be broad enough to encompass someone's beliefs about the way things should be as opposed to what is actually required, which further complicates any efforts by the Company to comply with the Proposal.

The Proposal further asks that those "expectations" be both "global" and "current" in nature on "ESG/sustainability information." "Global" may be intended to cover the entire world, the countries in which the Company operates, or the countries in which listed issuers are headquartered. As to the time period, given that the report from the Proposal is expected at the end of next year, it is ambiguous as to whether the Company is expected to be "current" with respect to the "expectations" of today, or by the time the report is issued. Given the volatility of sentiment surrounding controversial environmental and related social issues, that time difference could be significantly meaningful in terms of fulfilling the Proposal.

Since there is no explanation or guidance in the Proposal, and no well-established recognized meaning for these crucial aspects of the Proposal, shareholders cannot make informed voting decisions without understanding the scope of the request, and the Company would not know with a reasonable degree of certainty what action is expected in order to implement the Proposal, if the Proposal is adopted. The failure to define key terms and the absence of any explanatory guidance renders the Proposal vague and misleading, and the Staff has consistently concurred with the exclusion of such proposals. *See, e.g., AT&T Inc.* (Feb. 16, 2010) (permitting exclusion of a proposal requesting a report on lobbying, including "grassroots lobbying communications," for failing to define "grassroots lobbying communications"); *Bank of America Corp.* (Feb. 25, 2008) (permitting exclusion of a proposal requesting that the company amend its policies to observe a moratorium on all financing, investment and further involvement in activities that support MTR (mountain top removal) projects without defining what would constitute "further involvement" and "activities that support MTR [projects]"); and *Wendy's International, Inc.* (Feb. 24, 2006) (permitting exclusion of proposal requesting a report on the progress made toward "accelerating development" of controlled-atmosphere killing without defining "accelerating" and "development").

The Staff has consistently found that a proposal should be excluded as vague and misleading when it fails to address essential aspects of its implementation. *See, e.g., Sprint Nextel Corp.* (Mar. 7, 2012) (permitting exclusion of a proposal that called for proxy materials to include director nominees of shareholders who satisfy Rule 14a-8(b) eligibility requirements, because the absence of a specific description of these requirements meant that shareholders who were not familiar with them would not be able to determine what they are based on the language of the proposal); and *Verizon Communications Inc.* (Feb. 21, 2008) (permitting exclusion of a proposal limiting executive compensation, but failing to define "Industry Peer group" or "relevant time period," where the company argued that it lacked the guidance to implement such a proposal).

Furthermore, the language is subject to differing, and conflicting, interpretations. The Staff has regularly found proposals to be excludable where the meaning and application of their terms "may be subject to differing interpretations." *See, e.g., Danaher Corp.* (Feb. 16, 2012) (finding that a proposal may be excluded because it sets forth two inconsistent alternative requirements for how the proposal should be implemented but fails to provide guidance on how the ambiguities from the vague language should be resolved); *Exxon Corp.* (Jan. 29, 1992) (permitting exclusion of a proposal regarding board member criteria as vague and indefinite where the company argued that "company" could refer to itself or to other companies and "bankruptcy" could apply to federal, state, or foreign laws); and *Fuqua Industries, Inc.* (Mar. 12, 1991) (ascertaining the "meaning and application of terms and conditions . . . in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations").

"Sustainability" itself has widely different meanings depending on the circumstances, which may then lead different parties to have varying "current global expectations" on sustainability and sustainability disclosures. As noted by researchers from the Institute for Environmental Studies at the University of Wisconsin, the term "sustainability" depends "on the context in which it is applied and on whether its use is based on a social, economic, or ecological perspective."[2] Expectations regarding sustainability also vary based on geography. According to a 2012 session of the World Economic Forum, sustainability "means different things in developed, highly industrialized countries, in emerging economies, and in developing and least developed countries."[3] Without more detail, therefore, the use of the term "sustainability" in this particular Proposal, as it relates to a request to assess the "current global expectations" for issuer disclosure of sustainability information, does not make clear to the Company and its shareholders exactly which set of beliefs or findings on sustainability the Proposal requests to measure.

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[2] Brown, Becky J., Mark E. Hanson, Diana M. Liverman & Robert W. Meredith, Jr., *Global Sustainability: Toward Definition*, 11 ENVTL. MGMT. 6, 713-19 (1987).

[3] *The Sustainability Context*, WORLD ECONOMIC FORUM, http://www.weforum.org/sessions/summary/sustainability-context-0 (last visited Dec. 21, 2012).

The supporting statement only confuses matters by citing external sustainability initiatives that delineate "ESG" and "sustainability" issues in differing and conflicting ways. The Hong Kong Exchanges and Clearing Reporting Guide concedes that "there is no definitive list of ESG issues" and provides several examples, including corporate governance, environmental protection, labor practices, community involvement, consumer issues, anti-corruption and supply chain management.[4] The World Federation of Exchanges website lists several areas of sustainable investment, including climate change, carbon trading, clean technology, labor standards and human rights, among others.[5] Bloomberg LP collects and disseminates ESG data on over 220 indicators. By contrast, the International Chamber of Commerce strongly disagrees with any framework seeking standardized corporate reports on sustainability,[6] while at the same time the Global Reporting Initiative actively seeks uniform reporting guidelines calling for a commitment to develop a recognized framework across all listed companies.[7] Governments in countries where the Company operates also have relevant definitions as to the corporate social responsibility that companies, such as NYSE Euronext listed issuers, should consider in conducting their businesses.[8]

Even if the Company were to limit itself to written, accepted sources to identify the "current global expectations" on "ESG/sustainability" disclosure by listed companies, it would face insurmountable obstacles trying to determine what would constitute such "current global expectations." Without additional guidance in terms of selecting among these many possibilities, which represents only a small sampling, the Company cannot determine which types of expectations should be included or not as relevant for issuer disclosure of "ESG/sustainability" information that would satisfy the Proposal.

Moreover, the Staff's precedents suggest that proposals referring to broad external guidelines are excludable under Rule 14-8(i)(3) because of the potential to confuse and mislead shareholders. *See The Ryland Group, Inc.* (Jan. 19, 2005) (permitting exclusion of a proposal requesting a sustainability report based on the Global Reporting Initiative ("GRI") guidelines where the company argued that the proposal failed to convey to shareholders the breadth and complexity of the GRI guidelines); and *Kroger Co.* (Mar. 19, 2004) (permitting exclusion of a proposal requesting a sustainability report based on GRI guidelines where the company argued that the proposal's "extremely brief and basic description of the voluminous and highly complex guidelines" did not adequately inform shareholders of what they would be voting on and did not adequately inform the company of what actions would be needed to implement the proposal).

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[4] Hong Kong Exchanges and Clearing Limited, *Consultation Paper: Environmental, Social and Governance Reporting Guide* 9 (December 2011), http://www.hkex.com.hk/eng/newsconsul/mktconsul/Documents/cp201112.pdf.

[5] *Exchanges and Sustainable Investment*, WORLD FEDERATION OF EXCHANGES, http://www.world-exchanges.org/sustainability/ (last visited Dec. 21, 2012).

[6] International Chamber of Congress, *Global Business Calls on Rio+20 to Encourage Sustainability Reporting* (2012), http://www.iccwbo.org/Advocacy-Codes-and-Rules/Areas-of-work/Corporate-Responsibility-and-Anti-corruption/Global-Business-Calls-on-Rio-plus-20-to-Encourage-Sustainability-Reporting/.

[7] Global Reporting Initiative, *Report or Explain: A policy proposal for sustainability reporting to be adopted as a common practice for the advancement of a Green Economy for the UN Conference on Sustainable Development (Rio+20)* (2012), http://www.unglobalcompact.org/docs/communication_on_progress/Tools_and_Publications/GRI_Report_or_Explain.pdf.

[8] *See* Norm Keith, *Corporate Social Responsibility: An International Perspective*, http://www.asse.org/professionalaffairs-new/bosc/docs/PDC2010/680.pdf.

The Proposal, by citing to "current global expectations" instead of providing a reference to a set of established guidelines, is even more vague than the proposals described above referring to GRI guidelines because it provides no indication whatsoever of how the Company is supposed to discern "global expectations." The examples referred to above represent only a small handful of possible resources that have addressed what may be considered "expectations" for corporations "globally" in terms of providing sustainability information to the public. It should not be the case that providing a reference to a specific external standard such as the GRI would render a proposal excludable under Rule 14a-8(i)(3) for being vague and indefinite, but using highly ambiguous language such as "current global expectations" that arguably incorporates any and all external standards within its broad scope, would not.

We recognize that the Staff has previously determined that shareholder proposals using the terms "ESG" and "sustainability" are not vague and indefinite merely because those terms are not defined. *See, e.g., Chesapeake Energy Corp.* (Apr. 2, 2010) (declining to exclude a proposal requesting the board to issue a "sustainability report describing the company's short- and long-term responses to ESG-related issues," including greenhouse gas emissions); *SunTrust Banks, Inc.* (Jan. 13, 2010) (declining to exclude a proposal requesting the board to prepare a "sustainability report describing strategies to address the environmental and social impacts" of the company's business); *Texas Industries, Inc.* (Jul. 27, 2007) (declining to exclude a proposal requesting the board to prepare a "public sustainability report"); and *Kroger Co.* (Mar. 29, 2006) (declining to exclude a proposal requesting the board to prepare a "sustainability report"). We believe, however, that the Proposal is distinguishable from those situations because it does not request a report on ESG and sustainability issues affecting the Company, but rather seeks a report assessing the "current global expectations" regarding disclosure of those issues for issuers listed on one of the Company's exchanges. It is the entirety of the phrase and the resulting request that are vague. Unlike other shareholder proposals that the Staff has found not to be excludable on this basis, the Proposal does not ask the Company for a report on its own sustainability/ESG issues or provide the Company with the discretion to determine for itself the best way to address whether and how listed issuers should publicly disclose ESG/sustainability information, but instead requires that the Company assess "current global expectations" for such disclosures.

For the reasons stated above, the Proposal is impermissibly vague and indefinite and, therefore, may be excluded from the 2013 Proxy Materials under Rule 14a-8(i)(3).

II. The Proposal may be excluded under Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal dealing with "a matter relating to the company's ordinary business operations." The Commission has explained that the policy underlying this exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at annual shareholders meetings." *Amendments to Rules of Shareholder Proposals*, Rel. No. 34-40018 (May 21, 1998) (the "1998 Release"). This policy reflects two "central considerations": (1) the fact that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they [cannot], as a practical matter, be subject to direct shareholder oversight"; and (2) the "degree to which [a] proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release (citing Rel. No. 12999 (Nov. 22, 1976)).

Rule 14a-8(i)(7) applies to proposals seeking reports. When a proposal seeks a report, "the Staff will consider whether the subject matter of the special report . . . involves a matter of ordinary business; where it does, the proposal will be excludable . . . ." *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Rel. No. 34-20091 (Aug. 16, 1983).

The Commission has recognized a limited exception to the ordinary-business exclusion rule where "proposals relating to [ordinary business] matters but focusing on sufficiently significant social policy issues . . . transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." *See* the 1998 Release.

A. The Proposal relates to the Company's subsidiaries' fundamental day-to-day operations of setting disclosure requirements for their listed companies

NYSE Euronext's subsidiaries operate stock exchanges in the United States and Europe and its subsidiaries' promulgation of disclosure standards, rules, regulations and guidelines for companies listed on these exchanges is precisely the kind of ordinary business operations contemplated by Rule 14a-8(i)(7).

The Proposal focuses specifically on the Company's largest stock exchange, the New York Stock Exchange ("NYSE"). As noted in the Proposal's supporting statement, "the NYSE is the largest stock exchange in the world, and often considered at the forefront of good governance for *listing standards* amongst exchanges." (Emphasis in original.) Listing standards for companies on the NYSE and the Company's other U.S. securities exchanges, including disclosures of the type sought by the Proposal, are not developed and overseen by the Company's Board, however. As disclosed in the Company's 2011 Annual Report on Form 10-K,[9] the regulatory functions of the Company's U.S. securities exchanges are performed or overseen by NYSE Regulation, Inc. ("**NYSE Regulation**"), a New York not-for-profit corporation. NYSE Regulation incorporates several structural and governance features designed to ensure its independence, given the Company's status as a for-profit and listed company. Each director of NYSE Regulation (other than its chief executive officer) must be independent under the independence policy of the Company's Board, and a majority of the members of the NYSE Regulation board of directors and its compensation committee and nominating and governance committee must be persons who are not directors of the Company. The Proposal ignores these features of the Company's internal structure and seeks to involve the Company's shareholders and Board in matters that are committed to the oversight of NYSE Regulation. In doing so, the Proposal impermissibly seeks to bring a fundamental day-to-day management function of the Company under shareholder influence. Because this particular management function is one that not even the Company's Board oversees, there can be no justification for giving the Company's shareholders a role in its exercise through the mechanism of Rule 14a-8.[10]

[9] *See* NYSE Euronext, Annual Report (Form 10-K), at 18-19 (Feb. 29, 2012), available at http://www.sec.gov/Archives/edgar/data/1368007/000119312512086538/d275617d10k.htm#tx275617_3.

[10] We also believe that the Proposal should be excludable under Rule 14a-8(i)(6) because it is evident that the Proponent is ultimately seeking new disclosure requirements for listed companies, and the Company's Board

Promulgating and enforcing initial and ongoing listing standards, including requiring listed company disclosures, is a central service provided by the Company's subsidiaries to companies listed on the Company's stock exchanges. Listed companies, in turn, are an important component of the Company's customer base, with listing fees accounting for approximately 9.8% of the Company's consolidated revenues in 2011. The Staff has consistently taken the view that shareholder proposals relating to decisions about a company's product and service offerings are excludable under the ordinary business operations exception – even when significant social policy issues are involved. *See, e.g., JPMorgan Chase & Co.* (Mar. 12, 2010) (proposal requesting that the company adopt "a policy barring future financing . . . of companies engaged in mountain top removal coal mining" excludable where "part of the proposal address[ed] matters beyond the environmental impact of JPMorgan Chase's project finance decisions, such as [its] decisions to extend credit or provide other financial services to particular types of customers"); and *Rite Aid Corp.* (Mar. 26, 2009) (proposal excludable on grounds that it related to ordinary business operations insofar as it requested a board report on how the company was responding to rising regulatory pressures affecting its sales of tobacco products).

Here, as in those cases, the Proposal attempts to exert influence over the Company's decisions regarding its services and its relations with its customers by demanding a report on ESG/sustainability disclosures by companies who have listed their securities on one of the Company's stock exchanges. Such matters are squarely within the ambit of the Company's ordinary business operations and thus inappropriate for direct shareholder oversight. *See, e.g., Dominion Resources, Inc.* (Feb. 22, 2011) ("Proposals concerning the sale of particular products and services are generally excludable under Rule 14a-8(i)(7)."); and *Coca-Cola Co.* (Feb. 17, 2010) ("Proposals that concern customer relations and decisions relating to product quality are generally excludable under rule 14a-8(i)(7).").

B. The Proposal attempts to micro-manage complex matters that are most appropriate for management to address

The process by which the Company's subsidiaries establish listing standards, including disclosure rules, for listed companies is a "matter[] of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *See* the 1998 Release. For the Company's U.S. stock exchanges, NYSE Regulation must balance a number of imperatives in establishing listing standards, including regulatory requirements, evolving standards of corporate governance and responsibility, the cost to listed companies of complying with new standards, and competitive considerations in a global marketplace where companies have multiple listing venues to choose from. The managers of the Company's European stock exchanges are similarly called upon to balance often-conflicting considerations in order to establish listing standards for their markets. By contrast, the Company's shareholders, as a group, are not experienced in making decisions about listing standards that apply to companies trading on multiple U.S. and European stock exchanges.

Not only does the Proposal attempt to interfere with the development of listing standards for the Company's stock exchanges, it also seeks to micro-manage the exchanges' ongoing relationships with their respective listed companies. The Company and its subsidiaries frequently communicate with listed companies on matters of corporate governance and social

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does not have the power or authority to mandate listed company disclosure requirements across companies listed on the stock exchanges operated by the Company.

responsibility. For example, the Company has in the past convened groups of listed issuers to provide input on whether and how listing standards should be amended to reflect responsible corporate governance.[11] On the topic of sustainability, the Company hosted a Green Summit in 2010, bringing together business, governmental and academic leaders to discuss ways to achieve environmental sustainability. Given the Company's existing engagement and activities on this and other governance topics, the Proposal would micro-manage the Company's operations by requesting the Board to devote resources to a specific aspect of listed company regulation. Details such as this are a management responsibility and not a proper subject for shareholder action. *See, e.g., Marriott International, Inc.* (Mar. 17, 2010) (permitting exclusion of a proposal requiring the company to test specific technologies to reduce water usage because it sought to micro-manage the company's operations); *PetSmart, Inc.* (Apr. 14, 2006) (permitting exclusion of a proposal prohibiting the sale of birds); and *Clear Channel Communications, Inc.* (Mar. 10, 1999) (permitting exclusion of a proposal requiring independent verification that proposed tobacco advertisements were not targeted at 14-18 year olds). As was the case in the foregoing examples, the Proposal probes too deeply into the Company's operations and relationships, and is therefore excludable under Rule 14a-8(i)(7).

C. The "significant social policy" exception to Rule 14a-8(i)(7) does not apply to the Proposal

The Staff has previously determined that a shareholder proposal focused on sustainability may raise a sufficiently significant social policy issue such that it cannot be excluded under Rule 14a-8(i)(7). *See, e.g., Cleco Corp.* (Jan. 26, 2012). This exception is inapplicable to the Proposal because (i) as discussed in II.A. above, the Proposal relates directly to the Company's service offerings to its customers; (ii) the Proposal involves both a social policy issue and unrelated ordinary business activities and (iii) the Proposal does not focus on how a social policy transcends *the Company's* day-to-day business matters. As a result, because the Proposal plainly deals with a matter relating to the Company's ordinary business operations, as discussed in II.A. and II.B. above, the Proposal may be excluded under Rule 14a-8(i)(7).

- **The Proposal mixes social policy with unrelated ordinary business activities**

A proposal relating to both ordinary business matters and significant social policy issues is excludable in its entirety under Rule 14a-8(i)(7). *See, e.g., General Electric Co.* (Feb. 3, 2005) (permitting the exclusion of a proposal requesting a report on the company's offshore job relocation as relating to ordinary business operations); *General Electric Co.* (Feb. 10, 2000) (permitting the exclusion of a proposal regarding company's executive compensation and accounting policies as relating to ordinary business operations); and *Wal-Mart Stores, Inc.* (Mar. 15, 1999) (permitting the exclusion of a proposal requesting a report on the company's purchases from suppliers using forced labor, convict labor or child labor as relating to ordinary business operations).

Here, the Proposal mixes social policy with an unrelated matter fitting squarely within NYSE Euronext's ordinary business operations: the promulgation of disclosure standards for companies

[11] *See, e.g., Report and Recommendations of the Proxy Working Group to the New York Stock Exchange* (2006), http://www.nyse.com/pdfs/REVISED_NYSE_Report_6_5_06.pdf; *August 27, 2007 Addendum to the Report and Recommendations of the Proxy Working Group to the New York Stock Exchange Dated June 5, 2006* (2007), http://www.nyse.com/pdfs/PWGAddendumfinal.pdf.

listed on its stock exchanges (see the discussion in II.A. above). When a proposal touches upon significant social policy issues, it is nevertheless excludable if it also involves matters of ordinary business that are not related to the potential significant policy issues. *PepsiCo, Inc.* (Feb. 28, 2012) (permitting exclusion where the proposal requests the board to adopt a corporate policy recognizing human rights, but actually implicates ordinary business operations of product research, development and testing). Even if the Staff were inclined to view the Proposal as touching upon significant policy issues, the Proposal would still be excludable because it also involves matters of ordinary business that are not related to the potential significant policy issues. Consistent with the 1998 Release, the Staff has repeatedly concurred that a proposal may be excluded in its entirety when it addresses topics that broadly include both significant policy issues and ordinary business matters. For example, in *PetSmart, Inc.* (Mar. 24, 2011), the proposal requested the board to require the company's suppliers to certify that they had not violated laws relating to animal cruelty, but the Staff permitted the proposal to be excluded and noted that although the humane treatment of animals raises a significant policy issue, the scope of the proposal covered both animal abuse and administrative matters such as record keeping.

- **The social policy issue raised by the Proposal does not transcend the Company's day-to-day operations**

The Proposal does not request that the Company provide a report on *its own* practices regarding ESG/sustainability issues. Indeed, the Proposal's supporting statement specifically notes that "NYSE Euronext has been reporting on its own ESG performance and strategy in annual reports for several years, based on the Global Reporting Initiative Framework." Rather, the report sought by the Proposal concerns sustainability disclosure by companies listed on the Company's stock exchanges and focuses on "encouraging ESG/sustainability disclosure in the markets where NYSE Euronext does business." Thus, while the Proposal may touch upon a significant social policy issue, the Proposal does not focus on a policy issue that transcends *the Company's* day-to-day operations.

Although sustainability may well be a significant social policy issue, cases in which the Staff did not permit exclusion are often distinguishable in that they ask companies to issue sustainability reports *on themselves*. *See Cleco Corp.* (Jan. 26, 2012) (declining to exclude a proposal requesting a sustainability report); and *Citigroup Inc.* (Feb. 27, 2002) (declining to exclude a proposal requesting a report on the company's commitment to confronting climate change). Non-excludable proposals involving the environmental or sustainability policies of third parties generally involve cases in which the third-party activity in question is directly related to the company's own products and services, such as financial services and supply-chain management. *See Wal-Mart Stores, Inc.* (Mar. 29, 2011) (denying request to exclude proposal requesting that the company require its suppliers to publish a sustainability report); *Bank of America Corp.* (Feb. 22, 2008) (declining to exclude a proposal requesting a report on the improvement in the environmental outcomes of the company's project financing); and *Merrill Lynch & Co., Inc.* (Feb. 25, 2000) (declining to exclude a proposal requesting a report reviewing the company's underwriting criteria, with the view to incorporating and disclosing criteria related to a transaction's impact on the environment, human rights and risk to the company's reputation).

In the financial services examples, companies were involved in financing third-party activities that potentially raised social policy concerns. In the supply-chain examples, companies' own products or product components were supplied by third parties whose activities potentially raised social policy concerns. By contrast, the ESG/sustainability practices of listed companies and what they disclose in this regard are not directly related to the Company's service of providing listing venues to these companies. Indeed, if the nexus between a listed company's ESG/sustainability practices and the Company's service of providing listing venues were a sufficient basis to overcome the general rule that proposals involving ordinary business matters may be excluded, then the door would be open to shareholder involvement in listing criteria on scores of issues – exactly the kind of micro-management that Rule 14a-8(i)(7) is designed to avoid.

To be sure, it is one thing for a shareholder to ask his or her company's board to report on the company's own business activities; it is quite another thing for a shareholder to ask his or her company's board to report on other companies' business activities. To use the social-policy exception to sustain a shareholder proposal that ultimately concerns the business activities of third parties, there should be a tight nexus between those third-party activities and the activities of the company that the shareholder has actually invested in; for example, the shareholder's company should be financing or should be a direct customer of the activities in question. If the relationship between the shareholder's company and the third party involves products or services that themselves do not directly implicate the social policy, it cannot be the case, at least insofar as the shareholder's company is concerned, that these policy matters "transcend" day-to-day business matters and "raise policy issues so significant that it would be appropriate for a shareholder vote." *See* the 1998 Release.

The Proposal's focus on ESG/sustainability disclosure does not implicate an issue of social policy that transcends the Company's day-to-day business affairs; on the contrary, there is only an indirect and tangential nexus between this issue, as framed by the Proposal, and the Company's day-to-day business of administering stock-exchange listing standards. Shareholders of the listed companies themselves remain free to petition their companies to report on their own ESG/sustainability activities. But because the Proposal would interfere with the Company's relationships with its listed companies, when these relationships themselves do not directly implicate the social policy issue raised by the Proposal, the social policy exception to Rule 14a-8(i)(7) is inapplicable and the Proposal may be excluded.

Conclusion

For the reasons discussed above, the Company respectfully submits that the Proposal may be excluded from its 2013 Proxy Materials in accordance with paragraphs (i)(3) and (i)(7) of Rule 14a-8. In addition, as noted in footnote 10, the Proposal should also be excludable under Rule 14a-8(i)(6). The Company respectfully requests the Staff's concurrence with its decision to omit the Proposal from its 2013 Proxy Materials and further requests confirmation that the Staff will not recommend any enforcement action to the Commission.

* * *

Thank you for your attention to this matter. Please call the undersigned at (212) 450-4565 if you should have any questions or would like additional information.

Very truly yours,



Joseph A. Hall

Attachment

cc w/ att: Ms. Gianna M. McCarthy
Director of Corporate Governance
Office of the Comptroller of the State of New York

Ms. Janet L. McGinness
Senior Vice President – Legal & Corporate Secretary
NYSE Euronext

EXHIBIT A

(attached)

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, November 13, 2012 4:31 PM
To: Janet McGinness
Subject: Please see attached shareholder proposal from the New York State Comptroller

THOMAS P. DiNAPOLI
STATE COMPTROLLER



DIVISION OF CORPORATE GOVERNANCE
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

November 13, 2013

Ms. Janet McGinness
Corporate Secretary
NYSE Euronext
11 Wall Street
New York, New York 10005

Dear Ms. McGinness:

The Comptroller of the State of New York, Thomas P. DiNapoli, is the trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Retirement System. The Comptroller has authorized me to inform NYSE Euronext of his intention to offer the enclosed shareholder proposal for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank verifying the Fund's ownership of NYSE Euronext shares, continually for over one year, is enclosed. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the NYSE Euronext board decide to endorse its provisions as company policy, the Comptroller will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 681-4489 should you have any further questions on this matter.

Very truly yours,

Gianna M. McCarthy
Director of Corporate Governance

Enclosures

NYSE Euronext Assessment of Sustainability Disclosures

Whereas:
During the past five years, "social and environmental risks and opportunities (together with corporate governance) have emerged ... to become commonplace long-term investment themes in the world's capital markets," according to the World Federation of Exchanges;

Three-quarters of stock exchange respondents to a survey published in March 2012 agreed with the view that exchanges "have a responsibility to encourage greater corporate responsibility on sustainability issues," and more than three-quarters of exchange respondents to this survey "welcomed a global approach to consistent and material corporate sustainability reporting";

In June, 2012, NASDAQ OMX, our company's chief competitor, committed (with four other exchanges through the Sustainable Stock Exchanges Initiative (SSEI)) to work with issuers, regulators, and shareholders to drive sustainability issues into the capital markets, and to further promote "responsible long-term investment and the publication of [such] information related to the companies listed on these markets";

SSEI is co-organized by the UN Global Compact Office, the UN Conference on Trade and Development, the Principles for Responsible Investment and the UN Environment Programme Finance Initiative;

NYSE Euronext participated in SSEI's 2009 conference on sustainable stock exchanges;

Forbes Magazine named SSEI one of the "World's Best Sustainability Ideas" in 2011;

The London Stock Exchange now requires listed companies on its main exchange (1,600 companies) to report total greenhouse gas emissions starting in April 2013;

China's Shanghai and Shenzen exchanges implemented a Green IPO Policy in June 2008 that requires enterprises in high impact industries "to undergo an environmental assessment by the Ministry of Environmental Protection before initiating an IPO or obtaining refinancing from banks";

Hong Kong Exchanges and Clearing has appended to its Listing Rules an ESG (Environmental, Social, and Governance) Reporting Guide that strongly recommends issuers disclose company performance in four areas of sustainability, noting over a dozen Key Performance Indicators that should be reported;

Bloomberg LP now collects and disseminates ESG data on over 220 indicators, and notes that the supply of such data has increased from 1,000 companies to 6,000 since 2009;

And whereas:

NYSE Euronext has been reporting its own ESG performance and strategy in annual reports for several years, based on the Global Reporting Initiative framework;

CEO Duncan L. Niederauer noted "as a global leader in the financial markets and technology space, we have a special obligation in the area of corporate responsibility";

and the NYSE is the largest stock exchange in the world, and often considered at the forefront of good governance for *listing standards* amongst exchanges.

BE IT RESOLVED:
That shareholders request that our Board prepare a report assessing the current global expectations for issuer disclosure of ESG/sustainability information and report to shareholders, by December 31, 2013, its findings and the Board's recommended steps (if any, or their reasons for declining to make recommendations, if none) for encouraging ESG/sustainability disclosure in the markets where NYSE Euronext does business. The report should be prepared at reasonable cost, omitting proprietary information.

ANNEX B
Exhibit A

J.P.Morgan

Peter L. Gibson

Vice President
Client Service
Worldwide Securities Services

November 13, 2012

Janet McGinness
Corporate Secretary
NYSE Euronext
11 Wall Street
New York, NY 10005

Dear Ms. McGinness,

This letter is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller, regarding confirmation from J.P. Morgan Chase, that the New York State Common Retirement Fund has been a beneficial owner of NYSE Euronext continuously for at least one year as of November 13, 2012.

Please note, that J.P. Morgan Chase, as custodian, for the New York State Common Retirement Fund, held a total of 817,000 shares of common stock as of November 13, 2012 and continues to hold shares in the company. The value of the ownership had a market value of at least $2,000.00 for at least twelve months prior to said date.

If there are any questions, please contact me or Miriam Awad at (917) 608-7850

Regards,



Peter Gibson

cc: Gianna McCarthy - NYSCRF

4 New York Plaza 12th Floor, New York, NY 10004
Telephone: +1 212 499-2687 Facsimile: +1 212 623 0604 peter.gibson@jpmorgan.com
JPMorgan Chase Bank, N.A.